Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of Applied DNA Sciences, Inc. on Form S-3 (File No. 333-202432, File No. 333-220481, File No. 333-218158, File No. 333-214920 and File No. 333-208162) and Form S-8 (File No. 333-182350 and 333-205123) of our report dated December 18, 2018 which included an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Applied DNA Sciences, Inc. as of September 30, 2018 and 2017, and for the years then ended, which report is included in this Annual Report on Form 10-K of Applied DNA Sciences, Inc. for the year ended September 30, 2018.

/s/ Marcum llp

Marcum llp

Melville, NY

December 18, 2018